EXHIBIT 99.1

Medicenna Announces Clinical Collaboration with Merck to evaluate MDNA11 in combination with KEYTRUDA® (pembrolizumab) in ABILITY Trial

ABILITY Study will evaluate MDNA11, a highly selective long-acting IL-2 Superkine, in combination with Merck’s KEYTRUDA® (pembrolizumab) for treatment of patients with advanced solid tumors

TORONTO and HOUSTON, Sept. 13, 2022 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that it has entered into a clinical trial collaboration and supply agreement with Merck (known as MSD outside the United States and Canada) to evaluate MDNA11, Medicenna’s “beta-only” long-acting IL-2 super-agonist in combination with KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 (programmed death receptor-1) therapy, in the ongoing Phase 1/2 ABILITY Study.

The ABILITY Study is a Phase 1/2 trial designed to assess the safety, pharmacokinetics (PK), pharmacodynamics (PD) and preliminary efficacy of MDNA11 as a monotherapy and in combination with KEYTRUDA® in patients with advanced/metastatic solid tumors. Under the terms of the clinical trial supply and collaboration agreement, Medicenna will sponsor the study and Merck will supply KEYTRUDA®. The two companies will establish a Joint Development Committee to optimally advance the study’s combination arm.

“Entering into this agreement with Merck provides us with an opportunity to work with the world’s leading immuno-oncology company,” said Fahar Merchant, PhD, President and CEO of Medicenna. “Although we believe that MDNA11 has great potential as a single agent, combining it with KEYTRUDA® may significantly enhance therapeutic benefit in different types of cancer, potentially maximizing the value of MDNA11. We are fortunate to have the opportunity to explore MDNA11 in combination with KEYTRUDA®.”

“MDNA11 is designed to selectively expand CD8 T and NK cells, as well as increase PD-1 expression on immune cells. With strong preclinical data demonstrating promising activity with anti-PD-1, we look forward to the opportunity to evaluate the efficacy of MDNA11 in combination with KEYTRUDA® in various solid tumors,” added Dr. Merchant.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company and other statements that are not historical facts including, but not limited to, statements related to the clinical potential, development and potential value of MDNA11, including the clinical collaboration with Merck the study design and the potential expansion into new tumor indications. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expect", "believe", "seek", “potentially” and similar expressions. All statements other than statements of historical fact, included in this release, including statements on the future plans and objectives of the Company, are forward-looking statements that are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form and Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com